Exhibit 99.2
Satyam Computer Services Limited
Regd. Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Audited financial results for the quarter and half-year ended September 30, 2006

						Growth
				Growth		over			Growth
				over quarter	Quarter	quarter			over half-
		Quarter ended		ended	ended	ended	Half - year ended		year ended	year ended
SL.		September 30,		September 30,	June 30,	June 30,	September 30,		September 30,	March 31,
No.	Particulars	2006	2005	2005	2006	2006	2006	2005	2005	2006
		Rs. in crores		%	Rs. in crores	%	Rs. in crores		%	Rs. in crores
1	Income from Services
	- Exports	1,465.42	1,076.17	36.17	1,332.42	9.98	2,797.84	2,077.90	34.65	4,461.64
	- Domestic	72.29	41.10	75.89	54.44	32.79	126.73	73.81	71.70	172.67
	Total	1,537.71	1,117.27	37.63	1,386.86	10.88	2,924.57	2,151.71	35.92	4,634.31
2	Other Income	28.13	31.12	(9.61)	74.38	(62.18)	102.51	54.50	88.09	377.91
3	Total Income	1,565.84	1,148.39	36.35	1,461.24	7.16	3,027.08	2,206.21	37.21	5,012.22
4	Personnel Expenses	945.49	651.38	45.15	795.13	18.91	1,740.62	1,275.10	36.51	2,700.67
5	Operating & Administration Expenses	234.86	182.00	29.04	236.08	(0.52)	470.94	343.23	37.21	740.13
6	Total Expenditure	1,180.35	833.38	41.63	1,031.21	14.46	2,211.56	1,618.33	36.66	3,440.80
7	Profit before interest, depreciation & taxation (PBIDT)	385.49	315.01	22.37	430.03	(10.36)	815.52	587.88	38.72	1,571.42
8	PBIDT margin	24.62%	27.43%	—	29.43%	—	26.94%	26.65%	—	31.35%
9	Operating profit (PBIDT without Other income)	357.36	283.89	25.88	355.65	0.48	713.01	533.38	33.68	1,193.51
10	Operating Profit margin	23.24%	25.41%	—	25.64%	—	24.38%	24.79%	—	25.75%
11	Financial Expenses	0.26	0.20	30.00	1.07	(75.70)	1.33	0.40	232.50	2.72
12	Depreciation	32.81	30.93	6.08	32.30	1.58	65.11	59.08	10.21	122.81
13	Profit before taxation [7-(11+12)]	352.42	283.88	24.14	396.66	(11.15)	749.08	528.40	41.76	1,445.89
14	Provision for Taxation	30.08	33.16	(9.29)	36.57	(17.75)	66.65	71.63	(6.95)	206.14
15	Profit after Taxation (PAT)	322.34	250.72	28.57	360.09	(10.48)	682.43	456.77	49.40	1,239.75
16	PAT to Total Income	20.59%	21.83%	—	24.64%	—	22.54%	20.70%	—	24.73%
17	Paid-up equity share capital (Par value of Rs.2 per share)	130.93	64.39	—	65.26	—	130.93	64.39	—	64.89
18	Reserves excluding revaluation reserves	4,881.26	3,603.89	—	4,668.35	—	4,881.26	3,603.89	—	4,268.75
19	EPS – basic (On par value of Rs. 2 per share)*	4.93	3.90	26.41	5.53	(10.85)	10.46	7.12	46.91	19.26
20	EPS – diluted (On par value of Rs. 2 per share)*	4.78	3.79	26.12	5.33	(10.32)	10.14	6.92	46.53	18.51
21	Dividend per share (Rs) (on par value of Rs.2/- per share)	1.00	2.00	—	—	—	1.00	2.00	—	7.00
22	Aggregate of public shareholding
	- Number of Shares**	232,564,311	211,177,904	—	231,585,714	—	232,564,311	211,177,904	—	214,288,735
	- Percentage of shareholding	71.05	65.59	—	70.97	—	71.05	65.59	—	66.04

*	All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue in the ratio of 1:1.

**	Not adjusted for Bonus issue.

Segment Reporting:

1	Segment revenue
	Information technology services	1,537.71	1,117.27	37.63	1,386.86	10.88	2,924.57	2,151.71	35.92	4,634.31
	Less: Inter segment revenue	—	—	—	—	—	—	—	—	—
	Net Sales / Income from operations	1,537.71	1,117.27	37.63	1,386.86	10.88	2,924.57	2,151.71	35.92	4,634.31
2	Segment profit / (loss) before tax and interest
	Information technology services	324.55	252.96	28.30	323.35	0.37	647.90	474.30	36.60	1,070.70
	Less : Financial expenses	0.26	0.20	30.00	1.07	(75.70)	1.33	0.40	232.50	2.72
	Add: Other income	28.13	31.12	(9.61)	74.38	(62.18)	102.51	54.50	88.09	377.91
	Total profit before tax	352.42	283.88	24.14	396.66	(11.15)	749.08	528.40	41.76	1,445.89
3	Capital employed
	Information technology services	2,966.62	1,699.40	74.57	2,572.67	15.31	2,966.62	1,699.40	74.57	2,202.75

Notes :

1.	The results for the quarter and half-year ended September 30, 2006 have been taken on record by the Board of Directors at its meeting held today.

2.	The Board of Directors has declared an interim dividend of Re. 1/- per share (50 % on par value of Rs. 2 per share). The record date for payment of interim dividend will be November 10, 2006.

3.	The bonus issue in the ratio of 1-for-1 as recommended by the Board of Directors was approved by the Shareholders in the Annual General Meeting (AGM) held on August 21, 2006. Consequently, the Board of Directors fixed the record date for bonus issue as October 10, 2006. Accordingly, the Board of Directors has allotted 32,76,94,738 equity shares of Rs. 2/- each as bonus shares on October 11, 2006 and issue of bonus shares was completed on October 12, 2006.

4.	In the AGM referred above, Mr. Ram Mynampati, President — Commercial & Healthcare business, has been appointed as member of the Board and whole time director of the Company.

5.	The total manpower strength as on September 30, 2006 stood at 31,659 associates as against 27,634 associates as on June 30, 2006 signifying an increase of 4,025 associates. The number of technical associates increased by 3,977 to close the quarter at 29,830 (25,853 associates as on June 30, 2006).

6.	During the quarter ended September 30, 2006, the Company allotted 1,007,113 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

7.	Details of investor complaints for the quarter ended September 30, 2006:

	Pending as on	During the quarter		Pending as on
Nature	01-07-2006	Received	Disposed off	30-09-2006
Transfer / Demat / Others	0	9	9	0
Dividends	0	4	4	0
Non-receipt of Annual Report	0	36	36	0
Total	0	49	49	0

8.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Consolidated financial results as per Indian GAAP

						Growth
				Growth over	Quarter	over			Growth over
		Quarter ended		quarter	ended	quarter	Half-year ended		half-year	Year ended
		September 30,		ended	June 30,	ended	September 30,		ended	March 31,
		(unaudited)		September	(unaudited)	June 30,	(unaudited)		September	(audited)
Sl.		2006	2005	30, 2005	2006	2006	2006	2005	30, 2005	2006
No.	Particulars	Rs. in crores		%	Rs. in crores	%	Rs. in crores		%	Rs. in crores
1	Income from Services
	-Exports	1,525.25	1,114.54	36.85	1,376.66	10.79	2,901.91	2,131.36	36.15	4,596.74
	-Domestic	76.63	40.43	89.54	66.27	15.63	142.90	82.31	73.61	195.85
	Total	1,601.88	1,154.97	38.69	1,442.93	11.02	3,044.81	2,213.67	37.55	4,792.59
2	Other Income	28.23	31.55	(10.52)	74.48	(62.10)	102.71	54.97	86.85	333.25
3	Total Income	1,630.11	1,186.52	37.39	1,517.41	7.43	3,147.52	2,268.64	38.74	5,125.84
4	Personnel Expenses	982.71	677.85	44.97	831.61	18.17	1,814.32	1,317.23	37.74	2,804.70
5	Cost of Software and Hardware sold	0.35	0.26	34.62	0.68	(48.53)	1.03	0.46	123.91	2.00
6	Operating & Administration Expenses	256.33	200.47	27.86	255.63	0.27	511.96	378.87	35.13	819.71
7	Total Expenditure	1,239.39	878.58	41.07	1,087.92	13.92	2,327.31	1,696.56	37.18	3,626.41
8	Profit before interest, depreciation, taxation & miscellaneous expenses written off	390.72	307.94	26.88	429.49	(9.03)	820.21	572.08	43.37	1,499.43
9	PBIDT margin	23.97%	25.95%	—	28.30%	—	26.06%	25.22%	—	29.25%
10	Operating Profit (PBIDT without other income)	362.49	276.39	31.15	355.01	2.11	717.50	517.11	38.75	1,166.18
11	Operating profit margin	22.63%	23.93%	—	24.60%	—	23.56%	23.36%	—	24.33%
12	Financial Expenses	2.72	0.77	253.25	2.55	6.67	5.27	1.24	325.00	5.54
13	Depreciation	37.51	34.70	8.10	36.17	3.70	73.68	66.01	11.62	137.28
14	Miscellaneous expenditure written off	—	0.03	—	—	—	—	0.08	—	0.07
15	Profit before taxation [8-(12+13+14)]	350.49	272.44	28.65	390.77	(10.31)	741.26	504.75	46.86	1,356.54
16	Provision for Taxation	30.68	33.28	(7.81)	36.77	(16.56)	67.45	72.49	(6.95)	207.48
17	Profit After Taxation, and before share of loss in associate company and minority interest	319.81	239.16	33.72	354.00	(9.66)	673.81	432.26	(55.88)	1,149.06
18	Share of Loss in associate company	—	(1.92)	—	—	—	—	(4.98)	—	(7.88)
19	Minority interest	—	0.10	—	0.12	—	0.12	0.26	(53.85)	0.55
20	Profit After Taxation, and share of loss in associate company and minority interest	319.81	237.34	34.75	354.12	(9.69)	673.93	427.54	57.63	1,141.73
21	PAT to Total Income	19.62%	20.00%	—	23.34%	—	21.41%	18.85%	—	22.27%
22	Paid-up equity share capital (Par value of Rs. 2 per share)	130.93	64.39	—	65.26	—	130.93	64.39	—	64.89
23	Reserves excluding revaluation reserves	4,764.70	3,563.56	—	4,552.34	—	4,764.70	3,563.56	—	4,159.57
24	Preference shares of Rs. 10 each issued by Subsidiary Company	91.01	91.01	—	91.01	—	91.01	91.01	—	91.01

						Growth
				Growth over	Quarter	over			Growth over
		Quarter ended		quarter	ended	quarter	Half-year ended		half-year	Year ended
		September 30,		ended	June 30,	ended	September 30,		ended	March 31,
		(unaudited)		September	(unaudited)	June 30,	(unaudited)		September	(audited)
Sl.		2006	2005	30, 2005	2006	2006	2006	2005	30, 2005	2006
No.	Particulars	Rs. in crores		%	Rs. in crores	%	Rs. in crores		%	Rs. in crores
25	EPS — basic (On par value of Rs. 2 per share)*	4.89	3.69	32.52	5.44	(10.11)	10.33	6.67	54.87	17.73
26	EPS — diluted (On par value of Rs. 2 per share)*	4.75	3.59	32.31	5.24	(9.35)	10.02	6.48	54.63	17.05
27	Aggregate of public shareholding
	- Number of Shares**	232,564,311	211,177,904	—	231,585,714	—	232,564,311	211,177,904	—	214,288,735
	- Percentage of shareholding	71.05	65.59	—	70.97	—	71.05	65.59	—	66.04

*	All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue in the ratio of 1:1.
**	Not adjusted for Bonus issue.
Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries as on September 30, 2006 Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005). The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method and our associated company Sify Ltd., (ceased to be an associate from November 09, 2005) which has been accounted for by equity method. Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period

For and on behalf of the Board of Directors

Place: Hyderabad	B. Rama Raju
Date: October 20, 2006	Managing Director
Consolidated financial results as per US GAAP

				Growth
				over three		Growth over			Growth over	Year
		Three months ended		months	Three months	three months	Six months ended		Six-months	ended
		September 30,		ended	ended June 30,	ended	September 30,		ended	March 31,
		(unaudited)		September	(unaudited)	June 30,	(unaudited)		September 30,	(audited)
Sl.		2006	2005	30, 2005	2006	2006	2006	2005	2005	2006
No.	Particulars	US$ million	US$ million	%	US$ million	%	US$ million	US$ million	%	US$ million
1	Revenues	$352.0	$267.8	31.44	$322.5	9.1	$674.5	$513.9	31.25	$1,096.3
2	Gross profit	121.7	97.1	25.33	117.0	4.0	238.7	184.1	29.66	407.3
3	Operating Income	66.1	51.7	27.85	66.9	(1.20)	133.0	97.9	35.85	219.7
4	Operating Income Margin	18.78%	19.31%	—	20.74%	—	19.72%	19.05%	—	20.04%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	71.5	58.5	22.22	82.6	(13.44)	154.10	109.7	40.47	287.8
6	Net income	$65.5	$51.6	26.94	$75.5	(13.25)	$141.0	$93.9	50.16	$249.4
7	EPS — Basic (US$)*	0.10	0.08	25.00	0.12	(16.67)	0.22	0.15	46.67	0.39
8	EPS — Diluted (US$)*	0.10	0.08	25.00	0.11	(9.09)	0.21	0.14	50.00	0.38

*	All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue in the ratio of 1:1

Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries, as on September 30, 2006, Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Technologies, Inc., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd. (ceased to be an associate from November 09, 2005). Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter and half-year ended September 30, 2006 is as follows:

In million US$
					Half-year ended		Year ended
Sl.		Quarter ended (Unaudited)			(Unaudited)		(Audited)
No.	Particulars	30-09-2006	30-09-2005	30-06-2006	30-09-2006	30-09-2005	31-03-2006
1	Profit as per Indian GAAP Consolidated Financial Statements	$69.1	$54.4	$78.2	$147.3	$98.1	$257.2
2	Profit / (Loss) of subsidiaries and associated companies	—	—	—	—	—	(0.2)
3	Stock-based compensation	(3.5)	(0.2)	(3.7)	(7.2)	(0.3)	(0.8)
4	Sale of shares in Sify Ltd.	—	—	—	—	—	0.6
5	Others, net	(0.1)	(2.6)	1.0	0.9	(3.9)	(7.4)
6	Total adjustments (2 to 5)	(3.6)	(2.8)	(2.7)	(6.3)	(4.2)	(7.8)
7	Net income as per US GAAP Financial Statements	$65.5	$51.6	$75.5	$141.0	$93.9	$249.4
Safe Harbor :
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended June 30, 2006 furnished to the United States Securities and Exchange Commission on July 28, 2006 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.